January 23, 2003



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     Cash America International, Inc.
     As of December 31, 2002

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2002 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Cash America International, Inc.
     1600 West 7th Street
     Fort Worth, TX 76102-2599

     Securities Division
     New York Stock Exchange
     11 Wall Street
     New York, NY  10005














               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No. 7)*


             Cash America International, Inc.
                     (Name of Issuer)


            Common Stock par value $.10 per share
                 (Title of Class of Securities)


                           14754D100
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages



CUSIP NO. 14754D100                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida


        NUMBER OF           5  SOLE VOTING POWER
         SHARES                   1,792,211
      BENEFICIALLY          6  SHARED VOTING POWER
         OWNED                    - - -
         AS OF
    DECEMBER 31, 2002       7  SOLE DISPOSITIVE POWER
        BY EACH                   1,792,211
       REPORTING            8  SHARED DISPOSITIVE POWER
      PERSON WITH                 - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,792,211

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                   _____
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.25%

12  TYPE OF REPORTING PERSON*

            IA



_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________






                          Page 2 of 5 Pages



Item 1(a) Name of Issuer:

          Cash America International, Inc.

Item 1(b) Address of Issuer's Principal Executing Offices:

          1600 West 7th Street
          Ft. Worth, TX  76102-2599

Item 2(a) Name of Person Filing:

          Eagle Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          880 Carillon Parkway
          St. Petersburg, Florida  33716


Item 2(c) Citizenship:

          Florida


Item 2(d) Title of Class of Securities:

          Common Stock par value $.10 per share


Item 2(e) CUSIP Number:

               14754D100


Item 3    Type of Reporting Person:

          (e) Investment  Adviser  registered  under
              Section 203 of the Investment Advisors Act of 1940














                       Page 3 of 5 Pages



Item 4   Ownership as of December 31, 2002:

         (a)  Amount Beneficially Owned:

              1,792,211 shares of common stock beneficially owned including:

                                                       No. of Shares
              Eagle Asset Management, Inc.                1,792,211

         (b)  Percent of Class:                              7.25%

         (c)  Deemed Voting Power and Disposition Power:

              (i)             (ii)            (iii)         (iv)
                                              Deemed        Deemed
              Deemed           Deemed         to have       to have
              to have          to have        Sole Power    Shared Power
              Sole Power       Shared Power   to Dispose    to Dispose
              to Vote or       to Vote or     or to         or to
              to Direct        to Direct      Direct the    Direct the
              to Vote          to Vote        Disposition   Disposition

Eagle Asset   1,792,211        ----           1,792,211     ----
Management, Inc.


Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           (____)

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

               N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               N/A











                       Page 4 of 5 Pages


Item 8   Identification and Classification of  Members  of the Group:   N/A

Item 9   Notice of Dissolution of Group:   N/A

Item 10  Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January  23, 2003            EAGLE ASSET MANAGEMENT, INC.



                                   __________________________________
                                   Kenneth K. Koster
                                   Senior Vice President, Administration
                                   Chief Compliance Officer
















                       Page 5 of 5 Pages